October 25, 2010

Larry Spirgel
Attorney Advisor
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549-3010

Re:	Ace Consulting Management, Inc.
Form 10-K for Fiscal Year Ended December 31, 2009
Filed February 11, 2010
File No. 000-40513

Dear Mr. Spirgel:

We represent Ace Consulting Management, Inc. (“Ace Consulting” or, the “Company,” “we,” “us,” or “our”).  By letter dated October 20, 2010 the staff (the “Staff,” “you,” or “your”) of the United States Securities & Exchange Commission (the “Commission”) provided the Company with its comments on the Company’s Form 10-K for the fiscal year ended December 31, 2009 (the “10-K”) on originally filed on February 21, 2010. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments.  For your convenience, the questions are listed below, followed by the Company’s response.

Form 10-Q for the Fiscal Quarters Ended June 30, 2010

Results of Operations, page 1

1.
We refer to your response to comment three from our letter dated October 5, 2010.  We note your disclosure that the stock compensation was provided to individuals who provided advisory services since inception.  Since you expensed the entire amount during the six months ended June 30, 2010, please confirm if true that the stock compensation expense relates to services provided for the six months ended June 30, 2010 and not to prior periods.

Answer: Our prior response was in fact incorrect. We confirm that the stock compensation expense relates to services provided for the six months ended June 30, 2010 and not to prior periods.

2.	Please disclose the individuals who assisted you since inception and explain the services they performed in exchange for the $1,415,500 in stock compensation.

Answer: The following individuals received stock compensation:

Gary A. Tickel
Chi Ming Chen
Nancy Lee
Yan Li
Lei Fei Chen
Alex Jen
Shu Chyn Suen

These individuals were issued stock for services performed which included performing due diligence on potential business partners, preliminary audit and financial work, assist in developing business plan and traveling on behalf of the Company.

The Company acknowledges that:

The company is responsible for the adequacy and accuracy of the disclosure in the filing;

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Very truly yours,

ANSLOW & JACLIN LLP

By: /s/ Gregg E. Jaclin
       GREGG E. JACLIN

2